SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 1, 2026

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, March 31, 2026 regarding “Ericsson’s Annual General Meeting 2026”

PRESS RELEASE

March 31, 2026

Ericsson’s Annual General Meeting 2026

Telefonaktiebolaget LM Ericsson (NASDAQ:ERIC) (the “Company”) held its Annual General Meeting (“AGM”) today on March 31, 2026 in Kista, Stockholm. Shareholders were also able to exercise their voting rights by post before the meeting.

Adoption of the Income Statements and the Balance Sheets

The AGM resolved to adopt the Income Statement and the Balance Sheet for the Company as well as the Consolidated Income Statement and the Consolidated Balance Sheet for the Group for 2025.

Dividend

The proposed dividend of SEK 3.00 per share was approved by the AGM. The dividend will be paid in two installments: SEK 1.50 per share with the record date April 2, 2026, and SEK 1.50 per share with the record date September 29, 2026. Euroclear Sweden AB is expected to disburse SEK 1.50 per share on April 9, 2026, and SEK 1.50 per share on October 2, 2026.

Remuneration report

The AGM resolved to adopt the Board of Directors’ remuneration report for 2025.

Discharge from liability

The members of the Board and the President were discharged from liability for the financial year 2025.

Board of Directors

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Jan Carlson was re-elected as Chair of the Board and Jon Fredrik Baksaas, Christian Cederholm, Börje Ekholm, Eric A. Elzvik, Marachel Knight, Kristin S. Rinne, Jonas Synnergren, Jacob Wallenberg, Christy Wyatt and Karl Åberg were re-elected as Board members. It was also noted that the unions have appointed Ulf Rosberg, Loredana Roslund and Annika Salomonsson as employee representatives in the Board of Directors with Frans Frejdestedt, Andreas Larsson and Stefan Wänstedt as deputies.

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PRESS RELEASE

March 31, 2026

Board of Directors’ Fees

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal, entailing a yearly fee of SEK 5,200,000 to the Chair of the Board, and fees of SEK 1,400,000 to each of the other non-employee members of the Board, elected by the AGM. Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows: SEK 600,000 to the Chair of the Audit and Compliance Committee and SEK 335,000 to each of the other members of the Audit and Compliance Committee, SEK 250,000 to the Chair of the Enterprise Business and Technology Committee and SEK 205,000 to each of the other members of the Enterprise Business and Technology Committee, SEK 240,000 to each of the Chairs of the Finance Committee and the Remuneration Committee, and SEK 200,000 to each of the other members of the Finance Committee and the Remuneration Committee.

In addition to the fees described above, the AGM resolved, in accordance with the Nomination Committee’s proposal, that additional compensation be paid to non-employee Board members elected by the AGM for each physical Board meeting attended in Sweden as follows:

Residence of Board member	Compensation per meeting
Nordic Countries	None
Europe (non-Nordic)	EUR 2,000
Outside of Europe	USD 5,000

The AGM approved the Nomination Committee’s proposal that part of the fees to the members of the Board, in respect of their Board assignment (excluding fees for Committee work and meeting fees), may be paid in the form of synthetic shares.

Auditor

The AGM re-elected Deloitte AB as auditor for the period up until the end of the AGM 2027 and approved the Nomination Committee’s proposal for the auditor fees.

Long-Term Variable Compensation Programs

Long-Term Variable Compensation Program 2026 (LTV 2026)

The AGM resolved to approve the Board of Directors’ proposal on:

•

implementation of LTV 2026 for the Executive Team, including the President and CEO, and for employees classified as Executives (currently approximately 180 employees) comprising a maximum of 7.4 million B-shares in Ericsson. “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares, free of charge, following the expiration of a three-year vesting period, provided that certain performance conditions are met and that the participant retains his or her employment. The 7.4 million B-shares covered by LTV 2026 correspond to approximately 0.22 percent of the total number of registered shares of the Company;

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March 31, 2026

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transfer of no more than 6.2 million B-shares, free of consideration, to employees covered by the terms of LTV 2026, with an authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2026, prior to the AGM 2027, retain and sell no more than 70% of the vested B-shares on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities; and

•

authorization for the Board of Directors to decide to transfer no more than 1.2 million B-shares on Nasdaq Stockholm, prior to the AGM 2027 at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security payments.

Amendment of the terms of the Long-Term Variable Compensation Program LTV 2025

The AGM resolved to approve the Board of Directors’ proposal on:

•	an amendment of the terms of LTV 2025 to adapt the terms to the new performance measure that will be used due to the Company’s planned implementation of IFRS 18;

•

transfer of no more than 10.9 million B-shares, free of consideration, to employees covered by the terms of LTV 2025, with an authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2025, prior to the AGM 2027, retain and sell no more than 70% of the vested B-shares on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities; and

•

authorization for the Board of Directors to, prior to the AGM 2027, decide to transfer no more than 1.8 million B-shares on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security payments.

Authorizations on transfer of treasury stock on an exchange for previously resolved LTV programs I 2023, II 2023 and 2024

The AGM resolved to approve the Board of Directors’ proposals on:

•

authorization for the Board of Directors to decide to, prior to the AGM 2027, transfer of no more than 3.5 million B-shares on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security payments, which may occur in relation to the previously resolved and ongoing LTV programs LTV I 2023, LTV II 2023 and LTV 2024; and

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March 31, 2026

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authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under, LTV I 2023, LTV II 2023 and LTV 2024, prior to the AGM 2027, retain and sell no more than 70% of the vested B-shares on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities.

Purchase of own shares

The AGM resolved to approve the Board of Directors’ proposal on authorization for the Board of Directors to, on one or several occasions prior to the AGM 2027, decide on the purchase of the Company’s own shares of series B. The number of shares purchased must at no time result in the Company’s holding exceeding 10 percent of all the shares in the Company. The purchases are to be made on Nasdaq Stockholm in accordance with the price limitations set out in Nasdaq Nordic Main Market Rulebook for Issuers of Shares. The purpose of the authorization is to give the Board of Directors wider freedom of action in the work with the Company’s capital structure and thereby contribute to increased shareholder value, as well as to enable purchases of shares to be used within the framework of the Company’s share-related incentive programs.

Shares and votes

There are in total 3,371,351,735 shares in the Company; 261,755,983 A-shares and 3,109,595,752 B-shares, corresponding to in total 572,715,558.2 votes. The Company’s holding of treasury stock as of March 31, 2026, amounts to 38,002,276 B-shares, corresponding to 3,800,227.6 votes.

NOTES TO EDITORS:

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media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

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PRESS RELEASE

March 31, 2026

FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact person

Investors

Daniel Morris, Vice President, Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46761284789

E-mail: ralf.bagner@ericsson.com

Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON:

Ericsson’s high-performing networks provide connectivity for billions of people every day. For 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CHRIS HOUGHTON
Chris Houghton
Senior Vice President, Chief Operating Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: April 1, 2026